UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

(Name of Subject Company)

INLAND RESIDENTIAL PROPERTIES TRUST, INC.

(Name of Persons Filing Statement)

Class A Common stock, $0.001 par value per share

(Title of Class of Securities)

45746J 102

(CUSIP Number of Class of Securities)

Mitchell A. Sabshon

President and Chief Executive Officer

Inland Residential Properties Trust, Inc.

2901 Butterfield Road

Oak Brook, IL 60523

(630) 218-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Michael J. Choate, Esq. Proskauer Rose LLP Three First National Plaza 70 West Madison Suite 3800 Chicago, Illinois 60602-4342 (312) 962-3567	Robert H. Baum Executive Vice President and General Counsel The Inland Real Estate Group, LLC 2901 Butterfield Road Oak Brook, Illinois 60523 (630) 218-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) is being filed by Inland Residential Properties Trust, Inc., a Maryland corporation (the “Company”), with respect to the unsolicited tender offer (the “Tender Offer”) made jointly by MPF Blue Ridge Fund II, LLC, MacKenzie Blue Ridge Fund III, LP, MacKenzie Badger Acquisition Co. 4, LLC, MacKenzie Northstar Fund 3, LP; SCM Special Fund 3, LP (collectively, the “Purchaser”) to purchase up to 200,000 shares of the Company’s outstanding Class A common stock, par value $0.001 per share (the “Shares”), at a purchase price of $11.39 per Share, in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 15, 2019 (the “Offer to Purchase”) and the related Assignment Form (the “Assignment Form”), attached as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by the Purchaser on February 15, 2019, as amended from time to time (the “Schedule TO”).

As discussed below, the board of directors of the Company (the “Board”) unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender their Shares for purchase pursuant to the Tender Offer.

Item 1. Subject Company Information

The name of the subject company is Inland Residential Properties Trust, Inc. and the address and telephone number of its principal executive offices are 2901 Butterfield Road, Oak Brook, Illinois 60523 and (630) 218-8000, respectively.

The title of the class of equity securities to which the Tender Offer relates is the shares of the Company’s Class A common stock, $0.001 par value per Share. As of the close of business on February 15, 2019, there were approximately 2,183,727 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person

The Company is the person filing this Schedule 14D-9. The Company’s name, business address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Purchaser to purchase up to 200,000 Shares, at a price of $11.39 per Share, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Assignment Form. Unless the Tender Offer is extended by the Purchaser, it will expire at 11:59 p.m., Pacific Time, on March 22, 2019.

According to the Purchaser’s Schedule TO, the Purchaser’s business address is 89 Davis Road, Suite 100, Orinda, California 94563 and its business telephone number is (800) 854-8357.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled (i) “Part I, Item 1. Business – Conflicts of Interest” and “Part I, Item 1A. Risk Factors – Risks Related to Conflicts of Interest” in the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2017, filed with the SEC on March 21, 2018 (the “Form 10-K/A”), as well as Note 11, Transactions with Related Parties, to the Consolidated Financial Statements contained in “Part IV, Item 15. Exhibits and Financial Statement Schedules” in the Form 10-K/A, (ii) Note 11, Transactions with Related Parties, to the Consolidated Financial Statements contained in “Part I , Item 1. Financial Statements” in the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2018, June 30, 2018 and September 30, 2018, filed with the SEC on May 15, 2018, August 7, 2018 and November 6, 2018, respectively (collectively, the “Form 10-Qs”) and (iii) “Stock Ownership,” “Corporate Governance Principles,” “Proposal No. 1: Election of Directors,” “Executive Officers/Compensation” and “Proposal No. 3: Approve the Plan of Liquidation and Dissolution of the Company — Interests of Certain Persons in the Plan of Liquidation” in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on October 9, 2018 (the “Proxy Statement”), all of which information is incorporated herein by reference. The Form 10-K/A and the Proxy Statement were previously made available to all of the Stockholders, and the Form 10-K/A, the Proxy Statement and the Form 10-Qs are available for free on the SEC’s website at www.sec.gov.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Purchaser and their executive officers, directors or affiliates.

Item 4. The Solicitation or Recommendation

(a)	Recommendation

After a thorough evaluation of the Tender Offer, the Board unanimously recommends that Stockholders REJECT the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

(b)	Reasons

In reaching the determination and in making the recommendation described above, the Board (i) thoroughly and carefully reviewed and analyzed the terms and conditions of the Tender Offer as described in the Schedule TO; (ii) consulted with the Company’s management and received advice from the Company’s outside legal advisor; (iii) noted the most recent estimated per share net asset value (the “Estimated Per Share NAV”) of the Company’s Class A common stock; and (iv) considered that, on December 18, 2018, the Stockholders approved the plan of liquidation and dissolution of the Company (the “Plan of Liquidation”), the principal purpose of which is to sell the Company’s assets, pay its debts and distribute the net proceeds from liquidation to the Stockholders. For more information on the Plan of Liquidation, see the Proxy Statement, and for more information on the Estimated Per Share NAV, see the Company’s Current Report on Form 8-K, filed with the SEC on February 6, 2019 (the “Valuation Form 8-K”). The Proxy Statement and the Valuation Form 8-K are available for free on the SEC’s website at www.sec.gov.

The reasons the Board believes that the Tender Offer is not in the best interests of the Company or its Stockholders include the following:

•	The Offer Price of $11.39 per Share is approximately 29% less than the Estimated Per Share NAV of $16.06, which was determined by estimating the additional amount of liquidating distributions that the Company expects a Stockholder would receive from the Company pursuant to the Plan of Liquidation. On January 25, 2019, the Company paid an initial liquidating distribution (the “Initial Liquidating Distribution”) of $4.53 per Share. The Initial Liquidating Distribution was funded from the net sales proceeds from the sale of the Company’s property commonly known as “The Commons at Town Center.” After the sale of the Company’s assets, including the remaining real estate properties, and the payment of or provision for all of the Company’s outstanding liabilities, the Company expects to make additional liquidating distributions to the Stockholders in an amount, estimated as of February 1, 2019, of approximately $16.06 per Share. Based on discussions with Inland Residential Business Manager & Advisor, Inc., the Company’s business manager (the “Business Manager”), and the Business Manager’s knowledge and familiarity with the Company’s portfolio of properties, the Board believes that the Estimated Per Share NAV of $16.06 has not been materially affected since February 1, 2019.

However, please note that the Estimated Per Share NAV is based on a number of assumptions, estimates and data that are inherently imprecise and susceptible to uncertainty and changes in circumstances, including any changes to the projected date of completing the Plan of Liquidation. The Estimated Per Share NAV does not represent the amount a Stockholder would obtain if a Stockholder sold his or her Shares. Furthermore, the actual amount of any additional liquidating distributions the Company pays to the Stockholders may be more or less than the Estimated Per Share NAV of $16.06 and any additional liquidating distributions may be paid later than the Company predicts. Please see the Valuation Form 8-K for a complete discussion of the methodologies, assumptions and limitations used to determine the Estimated Per Share NAV.

•	The Purchaser determined its Offer Price on its own and conceded that it did not make an independent appraisal of the Shares or the Company’s properties and that it is not qualified to appraise real estate.
•	The stockholder-approved Plan of Liquidation is in progress, although the timing of any additional liquidating distributions and the final liquidating distribution will depend on when the Company sells its two remaining real estate properties as well as the final cost associated with selling these properties and liquidating the Company. Both of the Company’s remaining real estate properties, a property commonly known as “The Verandas at Mitylene” and a property commonly known as “The Retreat at Market Square,” are under contract. Sale of each property is subject to closing conditions, and sale of “The Verandas at Mitylene” is also subject to the lender’s approval of the buyer’s assumption of the mortgage loan. Sale of “The Retreat at Market Square” is expected to close by March 29, 2019, subject to the closing conditions. The Company cannot provide assurance that the sales of these properties will close or that any additional liquidating distributions will be paid by any specific date. In addition, the Board may terminate, amend or modify the Plan of Liquidation without further action by the Stockholders to the extent permitted under then current law.
•	The Board believes that the Tender Offer represents an opportunistic attempt by the Purchaser to make a profit by purchasing the Shares at a significantly discounted price relative to the Estimated Per Share NAV.
•	The Purchaser states that it is “motivated to establish the lowest price which might be acceptable to [Stock]holders consistent with [the Purchaser’s] objectives.”
•	If a Stockholder tenders his or her Shares, the Stockholder will neither be eligible to receive any additional liquidating distributions nor have any other rights with respect to the Shares that he or she tenders.

For the above reasons, the Board unanimously concluded that the Tender Offer is not in the best interests of Stockholders. The Board acknowledges that each Stockholder must evaluate whether to sell his or her Shares and that, because, among other things, there is no public trading market for the Shares, Stockholders might consider accepting the Tender Offer based on their individual liquidity needs and financial situation. The Board can provide no assurance with respect to the amount or timing of any additional liquidating distributions, despite approval of the Plan of Liquidation by the Stockholders.

The information set forth in the Letter to the Company’s Stockholders, a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

(c)	Intent to Tender

The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders. However, after reasonable inquiry and to the best knowledge of the Company, none of the Company’s directors or executive officers intends to tender or sell any Shares held of record or beneficially by such person for purchase pursuant to the Tender Offer.

Further, after reasonable inquiry and to the best knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender or sell Shares held of record or beneficially by such person for purchase pursuant to the Tender Offer.

Item 5. Person/Assets, Retained, Employed, Compensated or Used

Neither the Company nor any person acting on its behalf has, directly or indirectly, employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders in connection with the Tender Offer.

Item 6. Interest in Securities of the Subject Company

During the 60 days prior to the filing of this Schedule 14D-9, no transactions with respect to the Shares have been effected by the Company or by any of its executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals

The Company has not undertaken, and is not engaged in any, negotiations in response to the Tender Offer that relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Additionally, there is no transaction, board resolution, agreement in principle or signed contract entered into in response to the Tender Offer that relates to one or more of the foregoing matters.

Item 8. Additional Information

(a)	Golden Parachute Compensation

Not applicable.

(b)	Other Material Information

None.

Forward-Looking Statements

Certain statements of the Company included in this Schedule 14D-9 and the documents filed as exhibits hereto are “forward-looking statements,” which are not historical facts, within the meaning of the Private Securities Litigation Reform Act of 1995. The statements may be identified by terminology such as “may,” “can,” “would,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “seek,” “appear,” or “believe.” These statements reflect the current view of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions related to certain factors including, without limitation, unanticipated difficulties or expenditures relating to the Plan of Liquidation, uncertainties in the Company’s ability to maintain occupancy levels and lease rates at its remaining real estate properties, uncertainties in the Company’s ability to sell its remaining real estate properties at the times and at the prices it expects, the uncertainties related to general economic conditions, unforeseen events affecting the real estate industry or particular markets, and other factors detailed under Risk Factors in the Proxy Statement, the Form 10-K/A and subsequent Form 10-Qs and Form 8-Ks on file with the SEC. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Stockholders should exercise caution when considering forward-looking statements and not place undue reliance on them. Based upon changing conditions, should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Except as required by federal securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this Schedule 14D-9.

Item 9. Exhibits

The following exhibits are filed as part of this Schedule 14D-9:

Exhibit No.	Description
(a)(1)	Letter to the Company’s Stockholders, dated February 25, 2019
(a)(2)	E-mail to Financial Advisors, dated February 25, 2019
(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2017, filed with the SEC on March 21, 2018*
(e)(2)	Excerpts from the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2018, filed with the SEC on May 15, 2018*
(e)(3)	Excerpts from the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2018, filed with the SEC on August 7, 2018*
(e)(4)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on October 9, 2018*
(e)(5)	Excerpts from the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2018, filed with the SEC on November 6, 2018*

* Those sections of the Form 10-K/A, Form 10-Qs and Proxy Statement specified in Item 3 hereto are incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Inland Residential Properties Trust, Inc.

By:	/s/ Mitchell A. Sabshon
Name:	Mitchell A. Sabshon
Title:	President and Chief Executive Officer
Date:	February 25, 2019